                                                      PAPER B

                                               Ontario's Economy

                                                       81

2004 Ontario Budget

                                                       82

                                                                                         Paper B: Ontario's Economy

Overview

The Ontario economy is expected to gain momentum in 2004 and to rebound from the series of shocks that slowed economic growth in 2003.  Ontario's real gross domestic product (GDP) is forecast to grow by 2.3 per cent in 2004, and an average of 3.3 per cent over the period from 2005 to
2007.  This growth will foster strong job creation and rising incomes.  Inflation is expected to remain contained at around two per cent per year.  The following table highlights the economic assumptions that have been used in developing Ontario's fiscal plan.

Ontario Economic Highlights
(Annual Average, Per Cent)
                               2001          2002         2003         2004p         2005p         2006p        2007p
-------------------------- ------------  ------------ ------------- ------------  ------------ ------------- ------------
Real GDP Growth                1.8           3.6           1.3          2.3           3.2           3.3          3.4
Nominal GDP Growth             2.8           5.6           3.2          4.1           5.0           5.2          5.3
Unemployment Rate              6.3           7.1           7.0          6.7           6.5           6.2          5.9
CPI Inflation                  3.1           2.0           2.7          1.9           2.1           1.9          1.8
p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.

In most years, Ontarians can expect the province to be one of the fastest-growing regions of the advanced industrial world.  Ontario benefits from a growing labour force, which is attracted and sustained by a high quality of life and equipped with the education, skills and initiative required to meet the needs of today's knowledge-based marketplace. As well, a favourable location in the North
American marketplace and a hospitable business climate combine to make Ontario a prime location for investment.

From year to year, Ontario's economic performance is strongly influenced by developments outside its borders. The economic health of Ontario's primary trading partners--the rest of Canada and the
United States--governs the demand for the province's exports.  Interest rates affect the economy, for example, by encouraging or discouraging investment and home ownership.  Movements in exchange rates affect the competitiveness of our industries in world markets and change the prices of imported goods.  The last year demonstrated that the Ontario economy can also be jolted by unanticipated setbacks such as the SARS outbreak and the power blackout in August 2003.

Faced with the risk that circumstances may be less favourable than expected, this Budget employs economic planning assumptions that are prudent and below the current private-sector consensus.

                                                       83

2004 Ontario Budget

Economic Growth Assumptions
(Per Cent)
                                              2004p              2005p               2006p               2007p
--------------------------------------  ------------------ ------------------  ------------------  ------------------
Real GDP Growth
    Private-sector survey average              2.7                3.5                 3.4                 3.4
    Ontario's planning projection              2.3                3.2                 3.3                 3.4
p = projection.
Note: The number of forecasters falls from 10 in 2004, to 9 in 2005 and 4 in 2006 and 2007.
Sources:  Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (May 11, 2004).

The government's role in the economy is to strengthen the foundation for economic growth.  That means economic policies that attract investment, encourage research and foster innovation.  It also means creating a positive business climate by delivering vital public services efficiently and effectively.  The modern, highly competitive, global economy demands no less.

Enhancing Ontario's competitive advantage means, above all, building on the talents of Ontarians, by providing all citizens with the opportunity to achieve their full potential.  Ontario will develop its human resources through the education system, from pre-school to adult education. The government's goal is to ensure that Ontario has a high-wage, good-job economy for the next generation of
Ontarians.  The government's ambition is to build the most skilled workforce in North America.

The government has a further responsibility to support the economy through sound fiscal policy.  That means responsible investments, within a balanced budget plan, that support growth, a competitive tax system, health care that employers can depend on for their employees, modern infrastructure, reliable electricity generation, and smart immigration and trade policies.

                                                       84

                                                                                         Paper B: Ontario's Economy

Strong U.S. Economic Growth

The performance of the world economy, and especially the U.S. economy, is a key determinant of
Ontario's economic growth.  In 2003, U.S. consumers and businesses purchased goods and services valued at about $200 billion from Ontario, equivalent to 40 per cent of the province's GDP.  This represented more than 90 per cent of Ontario's international exports.

The prospects for the world economy are bright.  Private-sector forecasters expect global economic growth to rise to 3.7 per cent in 2004 and 3.2 per cent in 2005, up from 2.6 per cent in 2003.  The U.S.
economy is expected to grow at an even faster pace.  After strong growth in 2003, bolstered by low interest rates, substantial fiscal stimulus and a decline in the value of the U.S. dollar, private-sector forecasters anticipate that robust growth in the United States will continue through the next four years.  Job creation in the United States has recently begun to accelerate.  Forecasters expect job gains to be sustained, with employment rising 1.0 per cent in 2004 and 1.9 per cent in 2005.  Stronger job creation will support income growth and consumer spending--welcome outcomes for Ontario.  High productivity growth has raised profits, while the weakening U.S. dollar has lifted exports.  Both of these trends will encourage businesses to boost investment spending on plant and equipment.  As a result, real GDP is forecast to increase by 4.6 per cent in 2004, the fastest gain since 1984 and the strongest economic growth rate expected for any of the major industrial countries.  Forecasters project growth of 3.8 per cent in 2005, 3.4 per cent in 2006 and 3.2 per cent in 2007.

[A bar chart showing the real growth in the United States
 for 2000 through 2003 and projections for 2004 through 2007.]

While continued growth is expected, the U.S.
economy faces a number of significant
challenges, including widening government
deficits and a substantial current account
deficit.  When and how these imbalances will
be resolved creates a risk to U.S. growth
projections.

                                                       85

2004 Ontario Budget

Canada's Rising Exchange Rate

The U.S. dollar has fallen against all of the major currencies with the exception of the Chinese yuan.
As a result, the Canadian dollar has risen by close to 14 per cent relative to the U.S. dollar since the beginning of 2003.  The euro is slightly higher at close to 17 per cent, while the Japanese yen has appreciated close to 10 per cent since the beginning of 2003.  China, whose exports to Canada and the
United States continue to grow very rapidly, maintains a fixed exchange rate with the United States.

A stronger Canadian dollar has some clear benefits, most notably raising the standard of living of
Ontario consumers by making imported goods less costly.  It also makes business investment in new, productivity-enhancing machinery and equipment more affordable, since about 60 per cent of this equipment is imported.
[A graph showing the performance of the Canadian dollar against the US dollar for 1990 through 2002 with projections for 2004 through 2007.]

The unprecedented appreciation in 2003,
however, made it difficult for exporters to
maintain their competitiveness. Recently, the
Canadian dollar has fallen back from over
78 cents US to under 73 cents US in early May,
reducing the potential risk to economic growth.

Canadian firms are confident in their ability to
adjust to the appreciation of the currency.
According to the Bank of Canada's most recent
industry survey, many adversely affected firms
have initiated measures to alleviate the impact
of the higher dollar, primarily through measures to cut costs and improve productivity.  In contrast, businesses favourably affected by the higher value of the dollar--those that use imported inputs that are now cheaper--have responded by reducing their selling prices as well as increasing their profit margins.

The depreciation of the U.S. dollar against other currencies is expected to resume, reflecting record-high current account deficits of close to five per cent of GDP and ongoing fiscal deficits of more than four per cent of GDP.  In contrast, Canada's current account surplus, its commitment to sustainable public finances and rising global commodity prices are all consistent with a stronger
Canadian dollar.

The Canadian dollar is expected to resume its appreciation, rising from an annual average of
71.4 cents US in 2003 to 74.8 cents US in 2004 and reaching 78.6 cents US by 2007.

                                                       86

                                                                                         Paper B: Ontario's Economy

The Outlook for Ontario Trade

The strong pickup in global economic growth, particularly in the United States, will provide a solid base of demand for Ontario exporters in 2004.  While demand is strong, Ontario exporters face the challenge of remaining competitive in the global marketplace and adjusting to the higher dollar. As well, the Province has to work closely with the federal government and industry to facilitate cross-
border trade and the timely resolution of trade disputes.

[A bar chart showing exports and imports for Ontario's real international and interprovincial trade for 2000 through 2003 with projections for 2004 through 2007.]

The volume of Ontario exports fell 1.2 per cent in 2003, while imports grew 3.2 per cent. Exports faced a series of obstacles in addition to the rise in the exchange rate.  The SARS outbreak affected tourist spending in Ontario during the middle of the year and the blackout in August caused a sharp reduction in exports in that month.  Despite a pickup in U.S. growth, Ontario exports have been slow to recover because the composition of U.S.
demand has not been favourable.  Furthermore,
some of the increase in demand has been met by
running down inventories.  U.S. auto sales
averaged 17.0 million units in 2003, down
0.7 per cent from the previous year.

The auto industry is Ontario's leading export
sector.  It accounts for close to 47 per cent of
Ontario's international merchandise exports.
Machinery and equipment ranks second,
accounting for over 20 per cent of exports.

Private-sector forecasters expect a 14.5 per cent
increase in U.S. business equipment and software spending in 2004, followed by a gain of 11.1 per cent in 2005. Over the same period, auto sales are projected to average just under 17 million units per year, near historic high levels.

The rise in the exchange rate is expected to dampen export growth in the near term with a 2.6 per cent gain expected in 2004.  Real export growth is expected to strengthen to an average of 4.1 per cent in
2005 through 2007 as firms will have completed their adjustment to the higher exchange rate.  Real imports are expected to grow at a similar pace, pulled by strong consumer and business spending growth.

                                                       87

2004 Ontario Budget

Auto Industry
Ontario is the second-largest auto producer in North America, behind Michigan.  It exports more vehicles and parts to the United States than Japan, Mexico or any other nation. The auto sector plays a critical role in the province's economic prosperity and trade performance.

The new Ontario Automotive Investment Strategy (OAIS) has been designed to ensure Ontario maintains its competitive advantages in auto and parts production.  The strategy's $500 million fund will be directed at investment in new innovative technologies, enhanced skills training and public infrastructure necessary to keep the sector vibrant and maintain Ontario's position as a leading production jurisdiction into the future.

Competitive pressures in the North American auto industry are expected to remain intense. Despite the rise in the Canadian dollar, Ontario remains well positioned in the North American context for a number of reasons:

o    Ontario's auto industry is closely integrated with Michigan, Ohio, Illinois and Indiana, as the leading vehicle and parts production region in North America.  The Great Lakes region forms a premier location for integrated "just-in-time" production with huge flows of vehicle parts between its jurisdictions.
o    Ontario's auto sector continues to enjoy a competitive advantage in labour costs, including health care costs, compared to its U.S. counterpart.  In 2003, Ontario's wage advantage was 30 per cent in auto assembly and 29 per cent in parts manufacturing, based on an exchange rate of 75 cents US.
o    Forty-three per cent of Ontario's auto manufacturing employees have completed post-secondary education, a much higher proportion than the 27 per cent in the United States.
     Ontario's highly skilled workforce has contributed to numerous auto-plant productivity and quality awards.
[A bar chart showing that Ontario was the largest exporter
 of auto parts to the United States in 2003.]

[A bar chart showing that Ontario has the lowest average weekly wage costs for auto assembly and parts manufacture.]

                                                       88

                                                                                         Paper B: Ontario's Economy

Low Interest Rates and Moderate Inflation

Interest rates affect the spending decisions of businesses and households.  The interest rates paid by
Ontario borrowers depend on world financial markets and on the policy of the Bank of Canada.  The
Bank of Canada began cutting interest rates in mid-2003 as Canadian economic growth slowed and inflation remained low.  Although there has been an improvement in external demand, particularly from the United States, Canadian consumer spending and business investment have been weak.  In addition, inflation has fallen well below the Bank of Canada's two per cent target for core inflation.
As a result, the Bank cut interest rates a further 75 basis points in early 2004 to support economic growth.  The Bank's actions have lowered short-term interest rates by a total of 1.25 percentage points since last June, bringing them to their lowest level in more than 40 years.

Both the U.S. Federal Reserve and the Bank of Canada are expected to begin increasing short-term rates as economic growth strengthens in coming quarters.  This will guard against inflationary pressures that would otherwise emerge over the next few years as the economies of the United States and Canada move closer to full capacity.  Longer-term rates are also expected to rise moderately.
Despite these increases, rates are expected to remain low by historic standards.

Interest Rate and Inflation Outlook
(Annual Per Cent)
------------------------------------------------------------------------------------------------------------------------
                                                     2002        2003       2004p       2005p       2006p       2007p
------------------------------------------------  ----------  ----------  ----------  ---------- ----------- -----------
3-Month Canadian Treasury Bill Rate                  2.6         2.9         2.1         3.0         4.1         4.6
10-Year Government of Canada Bond Rate               5.3         4.8         4.7         5.2         5.6         5.8
Ontario CPI Inflation Rate                           2.0         2.7         1.9         2.1         1.9         1.8
------------------------------------------------  ----------  ----------  ----------  ---------- ----------- -----------
p = projection.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance.
                                                  ----------  ----------  ----------  ---------- ----------- -----------

                                                       89

2004 Ontario Budget

[Bar chart demonstrating the ten year government of Canada bond rate over the period of 1990 through 2003 with projections for 2004 through 2007.]

The outlook for sustained low nominal interest
rates reflects the Bank of Canada's
commitment to low inflation. Ontario's CPI
inflation rate is expected to drop from 2.7 per
cent in 2003 to 1.9 per cent in 2004 and
average close to 2.0 per cent over the next three
years.

Prices for a wide range of commodities and
industrial products have risen sharply over the
past year and a half, reflecting strong demand,
particularly from China. This is not expected to
fuel broader inflation because resource inputs
are only a small part of total costs. At the same time, high commodity prices benefit resource-based industries in Ontario and the rest of Canada.

[Bar chart showing Ontario's consumer price index inflation outlook for 2003 with projections for 2004 through 2007.]

Oil prices rose to $40 US a barrel in early May,
the highest level in 13 years. Oil prices are
expected to stay high in the near term because
of tensions in several of the oil-rich regions of
the world.  This Budget's oil price assumption
was based on the May Consensus Forecast that
projects oil prices will fall to $30.40 US by the
end of May 2005. Since December 2003,
Ontario's average gasoline price has jumped
from 66 cents per litre to over 80 cents in mid-
May.

                                                       90

                                                                                         Paper B: Ontario's Economy

Exposure to External Shocks
The growth rate of the U.S. economy, crude oil prices, interest rates and the exchange rate can have a significant influence on Ontario's economy.  The table below shows the typical range for the first- and second-year impact of changes in these outside forces on the real growth of our economy.  These estimates are based on historic statistical relationships.  They show the implications of changes in key assumptions in isolation from changes to other external factors. In any actual situation, the combination of other circumstances can also have a substantial bearing on the outcome. The range of possible impacts reflects a variety of factors.

o    For example, each percentage point increase in U.S. real growth adds 0.3 to 0.7 percentage points to real growth in Ontario in the first year.  In this case, the range in part reflects the fact that the impact on Ontario growth depends on the composition of U.S. growth.
o    A five-cent rise in the Canadian dollar reduces Ontario growth by 0.2 to 0.9 percentage points in the first year.  This range reflects a number of uncertainties, such as the extent to which firms pass through lower costs for imports to the prices charged to Canadian buyers for these goods and services.

The magnitude of these impacts shows the importance of cautious planning since the growth of
Ontario's economy and revenues depends critically on external factors.  Other unpredictable events, such as the outbreak of SARS and the power blackout last August, also underscore the need for prudent fiscal planning.

Impact of Changes in Key Assumptions on Ontario Real GDP Growth
--------------------------------------------------------------------------------------------------------------
(Percentage point change)                                             First Year            Second Year
------------------------------------------------------------------  ---------------  -------------------------
Canadian Interest Rates Increase by 1 Percentage Point               -0.1 to -0.5          -0.2 to -0.6
U.S. Real GDP Growth Increases by 1 Percentage Point                 +0.3 to +0.7          +0.4 to +0.8
Canadian Dollar Appreciates by 5 Cents US                            -0.2 to -0.9          -0.7 to -1.4
World Crude Oil Prices Increase by $10 US per Barrel                 -0.3 to -0.7          -0.1 to -0.5
------------------------------------------------------------------  ---------------  -------------------------
Source: Ontario Ministry of Finance.

                                                       91

2004 Ontario Budget

Growth, Jobs and Prosperity

[A graph showing Ontario's GDP per capita as compared to the United States and the rest of Canada for the period of 1981 through 2003.]

The goal of the Ontario Government, whatever the external circumstances that face the province, is to achieve strong economic growth and rising living standards. A key element of high living standards is focused, high-quality public services.  Strong economic growth ensures that the government has the revenue that is needed to pay for government services.  Without high-quality government services,
Ontario will lose one of its main sources of
competitive advantage. Without that
advantage, the investment needed to generate
growth will not materialize.

Economic growth, job creation, investment,
innovation and rising productivity go together.
The Ontario economy was plagued by
instability and performed relatively poorly
during the 1990s.  In 1989, real GDP per capita
in Ontario was about equal to the U.S. average
and almost 25 per cent higher than the average
in the rest of Canada.   By 2003, Ontario was
about 8 per cent below the United States and only 14 per cent above the rest of Canada.  In comparison to all U.S. states and Canadian provinces, Ontario GDP per capita fell from 17th place in
1989 to 30th place in 2000.

[A graph showing Ontario government spending excluding interest on debt for the period of 1981 through 2003.]

That lost growth is one of the main reasons the
Ontario Government has continued to suffer
from major fiscal challenges, even though
government spending was cut back sharply in
the second half of the 1990s. When expressed
as a share of GDP, Ontario government
spending (excluding interest on debt, which
provides no current benefit) fell by close to
five percentage points between 1992 and 2000.

Over the past decade, business capital
investment has averaged only 10 per cent of
GDP in Ontario, compared to 11.3 per cent in
the United States and 12.9 per cent in the rest of Canada.  The low rate of investment has created a situation where a significant part of the population is underemployed, and therefore less productive than their potential.

                                                       92

                                                                                         Paper B: Ontario's Economy

Ontario has had a higher rate of population and labour force growth than the North American average.
To achieve growth in the capital stock per worker, Ontario needs a higher rate of capital investment, not a lower one.  Without adequate investment, productivity growth will languish.

Balanced policies will help foster the kind of economic environment that brings investment and high-income jobs for Ontario's skilled labour force.  Balanced policies mean fiscal balance. As well, balanced policies mean that the scale and design of government spending strengthens Ontario's high quality of life.

One of Ontario's main sources of competitive advantage is its high quality of life.  International rankings of the quality of life in major cities consistently rank Toronto among the highest in the world.  That is the kind of advantage that matters. Companies know that in a technologically driven global economy, they will only be able to attract and retain educated workers by locating their businesses in places with a high quality of life.

                                                       93

2004 Ontario Budget

Infrastructure Investment: The Foundation for Prosperity
Ontario has a rich, complex mix of public infrastructure systems worth more than
$250 billion--such as education and health facilities, highways, transit, water and sewage treatment systems and other public facilities.

In many sectors, infrastructure investment has lagged economic and population growth, resulting in an infrastructure deficit.

Beginning in 2004-05, the government is taking four key steps to improve Ontario's infrastructure:

o    Emphasize proper stewardship of Ontario's assets. Much of this year's $2.6 billion infrastructure budget is devoted to the upkeep of existing assets. For example, the government will invest $490 million to rehabilitate and renew the highway system and more than
     $250 million in clean water initiatives.
o    Implement transformational or institutional change where needed. The government is proposing to establish a Greater Toronto Transportation Authority to co-ordinate transportation planning and investment in the GTA.  In addition, a long-term strategy is being developed to ensure that water and sewage systems are financially sustainable.
o    Improve infrastructure planning in all sectors and make it more forward-looking. Ontario's first Minister of Public Infrastructure Renewal, with his colleagues, is developing Ontario's first
     10-year strategic infrastructure investment plan.
o    Establish new sources of infrastructure funding and new financing tools. Ontario is entering into agreements with the federal government that will increase both Provincial and federal investments in key infrastructure sectors. The new Ontario Strategic Infrastructure
     Financing Authority will provide pooled financing for public infrastructure projects. The government has also released a discussion paper, Building a Better Tomorrow, and is consulting on the best ways to finance future infrastructure investments. A new framework to guide infrastructure investment projects, based on clear principles, will be released in the near future.

High-quality government services will only add to Ontario's competitive advantage if the government delivers them differently and more efficiently. This will ensure that the taxes charged to pay for these services are reasonable and competitive.

                                                       94

                                                                                         Paper B: Ontario's Economy

[A bar chart showing that Northern Ontario lags behind the rest of the province in employment.]

Ontario's regional economies also face
challenges that have built up over a period of
many years.  An important indicator of a
region's current and future economic prospects
is the rate of population growth.  From 1996 to
2003, all of Ontario's regions experienced solid
population growth except for Northern Ontario,
where total population shrank by 5.3 per cent.

A fast rate of population growth--as in the
Greater Toronto Area (GTA) and Central
Ontario, which have experienced large gains
from migration--presents unique challenges in
accommodating that growth.  On the other hand, the challenges of absolute and persistent population loss, as seen in Northern Ontario, present other difficult challenges to overcome.  This is particularly the case when an important part of that population loss involves younger residents of the North leaving the region as they seek improved economic prospects.  The North's poor labour market performance is reflected in its experience of job losses over the last two census periods.

The government is committed to promoting prosperity in the North by investing in infrastructure, providing support to small and medium-sized businesses, promoting northern communities to outside investors, and working with communities through new Northern Development Councils.

Effective, efficient and fair regulation that safeguards consumer and business interests is also vital for economic growth.  In particular, the financial services sector plays a critical role in an economy by providing funds to companies to enable economic growth and job creation, and in providing a range of services to households to support saving, borrowing and investing.  The sector is continually changing as innovative new financial products are introduced and new markets develop.  Federal and provincial regulators play a role in shaping the environment in which the industry develops and grows.  They also have responsibilities to protect consumers in a complex and changing financial marketplace.

The Ontario economy is in an enviable situation.  It has an ideal geographic location in the heart of one of the most prosperous markets in the world.  It has an excellent physical environment.  It has one of the best-educated and healthiest populations in the world.  With proper government stewardship, these fundamentals will allow Ontario to regain its status as one of the most prosperous jurisdictions in North America and the world.

                                                       95

2004 Ontario Budget

A Plan to Promote Northern Prosperity
The government's Northern Prosperity Plan involves a range of targeted initiatives. The government recognizes that infrastructure development is key to supporting the northern economy. In 2004-05, a total of $285 million will be invested in improving the northern transportation system, including highway expansion and rehabilitation projects and other transportation investments. Key projects include expanding portions of Highways 11 and 69, and transforming the Ontario Northland
Transportation Commission (ONTC).  Another $135 million will be dedicated to investments in community infrastructure initiatives to help foster job creation through the Northern Ontario
Heritage Fund.  The Province will also continue to support other important capital initiatives.
Construction is progressing on the new Northern Ontario Medical School, with campuses at
Laurentian University in Sudbury and Lakehead University in Thunder Bay expected to open in
September 2005.

The government understands the importance of safe drinking water and a clean environment in
Northern Ontario.  The Province's investments include $16 million to improve water systems in
Sudbury and Thunder Bay and $10 million to help with the cleanup of abandoned mine sites on
Crown land.

The government recognizes the importance of economic tools that help small and medium-sized enterprises thrive and create jobs and incomes. To this end, the Province is moving forward on its commitment to establish a Northern Ontario Grow Bonds program that would foster small and medium-sized business development.  In 2004-05, the government proposes to establish a pilot program to issue provincially guaranteed bonds and use the proceeds to provide loans to new and growing businesses in northern communities.

The government is dedicating $10 million to a new initiative entitled the Government of Ontario
(GO) North Investor program. The objective of this initiative is to build on the Grow Bonds program by attracting anchor investments to northern towns and cities.  Ideally, these will be large-scale investments that promote innovation and growth in existing sectors such as mining and forestry, as well as new sectors for the North such as information technology.  The focus of the program will be on increasing the North's presence internationally through marketing efforts led by the Ministries of Economic Development and Trade and Northern Development and Mines and by
working with northern municipalities to develop an inventory of available sites and assets, to better present their communities' potential to investors.

Finally, a concentrated effort and a clear focus are needed to overcome the special challenges facing Northern Ontario. As a result, we propose to return the definition of Northern Ontario, for the purposes of government policy and program delivery, to what it was before September 2000.
The ministries of Northern Development and Mines and of Municipal Affairs and Housing will work with other affected ministries to implement this change in the fall of 2004.

                                                       96

                                                                                         Paper B: Ontario's Economy

Ontario's Financial Services Sector

To ensure that Ontario-regulated financial enterprises can continue to compete and grow in dynamic local and global markets, and that Ontario consumers continue to be well protected, the government is taking steps to modernize regulatory frameworks in several financial markets.  The objective is to enhance the efficiency and effectiveness of Ontario's financial regulation, by eliminating outdated rules that may be hampering economic activity, reducing needless regulatory cost and ensuring strong consumer protection in a changing market environment.  As well, it is important to work with other jurisdictions to minimize overlap and duplication in financial services regulation, including regulations applying to deposit-taking institutions and insurance companies.

Mortgage Brokers constitute a fast-growing segment of Canada's mortgage industry, driven by consumers looking for the mortgage best suited to their needs.  With the role of mortgage brokers in the industry expected to expand, it is timely for Ontario to modernize its regulatory framework and strengthen consumer protection. The government will review the Mortgage Brokers Act with a view to introducing a bill to replace the Act in 2005. In June 2004, Mike Colle, Parliamentary Assistant to
the Minister of Finance, will begin discussions on the basis of a Consultation Paper.

Credit Unions and Caisses Populaires are key financial service providers in communities across
Ontario. The sector has undergone significant changes in the 10 years since the legislation governing it was enacted. Outdated rules may be hampering the industry's ability to adapt to a changing marketplace.  As well, Ontario's laws need to ensure an environment that enables credit unions to take advantage of strategies to strengthen their national presence, and to take account of changes made by other jurisdictions.  The government will review the Credit Unions and Caisses Populaires Act, 1994 with an intent to introduce amendments to this Act and others as necessary by the end of fiscal
2005-06 or earlier if needed.

Financial Services Regulatory Initiatives
o    Review of the Mortgage Brokers Act.
o    Review of the Credit Unions and Caisses Populaires Act, 1984.
o    Proposal to amend the Co-operative Corporations Act to facilitate capital-raising.
o    Proposal to extend by one year the registration deadline for trust companies.

                                                       97

2004 Ontario Budget

Co-operative Corporations have potential for continued development and growth.  To improve their ability to respond to changing market conditions and the needs of their members, the government proposes to make amendments to the Co-operative Corporations Act.  This would facilitate capital-raising by co-operatives and enhance their ability to attract well-qualified directors and officers.

Loan and Trust Corporations have been taking steps to comply with Ontario's plan to eliminate regulatory duplication in this sector. Ontario is exiting the field of loan and trust regulation, and companies will be subject to federal regulatory requirements only. To assist this transition, the government proposes to make an amendment to the Loan and Trust Corporations Act. Trust corporations would be able to apply to the Superintendent of Financial Services for an extension to the July 1, 2004 registration deadline of up to one year.

                                                       98

                                                                                         Paper B: Ontario's Economy

Job Creation

With a growing economy and a skilled and growing labour force, Ontario is expected to create
104,000 jobs in 2004, an increase of 1.7 per cent.  Stronger economic growth in 2005 through 2007 is expected to generate further healthy job gains, averaging 2.0 per cent annually.  A growing population and rising demand for a wide range of skills and abilities will result in more Ontarians entering the labour market. The proportion of the population in the labour force in 2003 was 68.4 per cent, the highest level reported since 1991. Even with a further rise in the participation rate, the unemployment rate is projected to fall from 7.0 per cent in 2003 to 5.9 per cent in 2007.

[A bar chart showing the projected growth of employment in Ontario between 2004 and 2007.]

[A bar chart showing the projected decrease of unemployment in Ontario between 2004 and 2007.]

Job creation is the most important source of income growth.  Personal income growth slowed from
3.5 per cent in 2002 to 2.3 per cent in 2003. Poor job growth in the middle of the year constrained the gain in labour income to 2.7 per cent, the lowest growth rate since 1996.  A 2.3 per cent drop in investment income also contributed to the slowdown.

Personal income is expected to increase by 3.4 per cent in 2004.  Improving demand and rising employment will lead to stronger growth in labour income, while the improvement in the stock market is expected to support a mild rebound in investment income.  Over the medium term, personal income is projected to rise by 4.5 per cent in 2005, 4.8 per cent in 2006 and 4.9 per cent in 2007.

                                                       99

2004 Ontario Budget

A Skilled Workforce
An educated and skilled workforce is a competitive advantage and a key factor in investment decisions. In a changing global economy, higher education and training are necessary complements to technological change and new opportunities.

Ontario will continue to support a high-quality and responsive post-secondary education and training system so that skills and labour shortages do not squander potential for economic growth.
(See more details in Budget Paper A, Ontario's Finances.)

Apprenticeship is key to ensuring that Ontario has the skilled tradespeople the economy requires.
Ontario employers will be faced with the challenge of replacing many retiring skilled workers.

To help employers become more active participants in apprenticeship training, this Budget proposes to introduce a new Apprenticeship Training Tax Credit to support training in the industrial, construction, motive power and certain service trades. This tax credit would generate more training spaces for apprentices and increase the availability of skilled workers in key sectors of the economy.

This Budget also supports the expansion of apprenticeship to 26,000 new entrants annually by
2007-08 through new funding of $1 million in 2004-05, rising to $11.7 million annually by
2006-07, to support apprentices' classroom training.

Most new immigrants to Ontario are highly educated. Yet their talents and skills often are not fully utilized, in large part due to lack of recognition of their credentials and experience. This Budget makes investments of $12.5 million annually by 2005-06 to break down barriers to their greater participation in and contribution to the Ontario labour market.

Too many youth drop out of school and end up with poor job prospects.  Additional alternative options for helping them gain jobs and complete their education are introduced in this Budget:

o    New academic upgrading and training options for high school leavers, with a focus on apprenticeship, with increased funding through the Ministry of Training, Colleges and
     Universities of $2 million in 2004-05, growing to $15 million in 2007-08.
o    Fifteen hundred $1,000 scholarships annually for high school leavers who return to complete their high school credentials and enter apprenticeships, with funding of $3 million in 2004-05, growing to $4.5 million annually by 2005-06. This initiative also includes a $2,000 per-
     apprentice signing bonus for employers to encourage them to train these young people as apprentices.

                                                       100

                                                                                         Paper B: Ontario's Economy

Growing Household Spending

Low interest rates, rising incomes and increasing wealth due to rising home values and stock-market gains will support growing household spending.  However, the pace of growth is expected to moderate, reflecting the likelihood that pent-up demand for big-ticket items such as autos has to a large extent been met.

Ontario's housing market is expected to remain healthy in 2004.  The current low interest rate environment and steady growth in employment and incomes will encourage high levels of home ownership.  Interest rate cuts by the Bank of Canada have seen one-year fixed mortgage rates fall to
4.25 per cent.  More people are choosing variable mortgage rates.  Currently, the one-year variable mortgage rate is only 3.75 per cent. The current posted rate for a five-year fixed mortgage is 6.15 per cent.  Negotiated rates can be 1.0 to 1.8 percentage points below the posted rate.

[A graph showing mortgage payments as a share of after-tax household income from 1995 through 2003 with projections for 2004 through 2007.]

Ontario's population (15 years of age and
older) is expected to grow by an average of
1.6 per cent annually over the next four years.
The number of households is forecast to
increase by about 300,000 over the same
period, leading to a similar increase in the
number of dwellings needed to house Ontario's
population.  The number of starts is projected
to remain strong at about 78,000 units in 2004.
Over the medium term, as home ownership
remains affordable for most Ontario families,
housing starts are projected to be healthy.

Led by buoyant housing-related expenditures, real consumer spending rose by 3.4 per cent in 2003.
However, the pace of spending weakened towards the end of the year.  Auto sales eased, with unit sales in the fourth quarter down by close to 17 per cent from the same period in 2002.  Although the pace of spending is expected to pick up over the course of the year, average annual growth in real consumer spending is expected to moderate to 2.3 per cent in 2004, reflecting the drop-off in the final months of 2003.  Consumer spending is expected to strengthen to 2.9 per cent in 2005, 3.0 per cent in
2006 and 3.2 per cent in 2007, reflecting stronger income growth and continued relatively low interest rates.  The anticipated increased value of the Canadian dollar is one of the factors boosting consumers' spending power as imported goods become cheaper.

                                                       101

2004 Ontario Budget

[A graph showing Canadian household debt interest costs as a percentage of personal disposable income between 1980 and 2002.]

[A graph showing Ontario's consumer confidence over the years between 1980 and 2002.]

Ontario household finances are in good shape to support consumer spending over the medium term.
Low interest rates and steadily rising incomes have helped keep the interest cost of carrying debt at fairly low levels.  The ratio of Canadian household debt costs to personal disposable income was
7.7 per cent in the fourth quarter of 2003, below the average of the period from 1980 to 2003.  Rising house prices and increases in stock-market share values have boosted net wealth recently and helped underpin robust consumer confidence.

                                                       102

                                                                                         Paper B: Ontario's Economy

Investment Gains Strength

Increased investment creates better jobs, leading to higher productivity and faster increases in the standard of living. Ontario has a high quality of life and a highly skilled and well-educated workforce attracting innovative businesses that create high-quality jobs.  Investments in innovation--including research and development--are catalysts for industry to make better use of economic resources, setting the stage for the next generation of economic growth in Ontario. Ontario's commitment to maintaining a competitive tax system, providing high-quality health care and renewing our infrastructure will help to strengthen the resurgence of investment that is now underway.

Government's Role in Creating a Positive Investment Climate
Business makes the investment decisions that create jobs and support Ontario's standard of living.
Government actions and policies, however, play a crucial role in creating an environment that supports business investment.

o    Ontario's public infrastructure must be kept in good repair. Ontario needs to invest to ensure that this infrastructure is able to meet the needs of a growing population and a growing and changing economy.
o    Business requires a competitive environment, competitive taxes and a legal system that ensures respect for contracts and for property rights.
o    A reliable electricity supply is crucial to the performance of a knowledge-based economy.
     Unreliable electricity hampers economic growth by causing unanticipated production interruptions and by discouraging investment in new enterprises.
o    Ontario's tax system must not only generate the revenues needed to pay for public services, but must also be designed to promote investment and economic growth.
o    Businesses and consumers need regulatory systems that effectively and efficiently meet vital public goals such as the protection of health, safety and a clean environment, and the assurance of honest and transparent financial markets.

Machinery and equipment investment began to recover in 2003 and is expected to grow strongly over the forecast period. The price of new machinery and equipment has fallen, since it is largely imported.
Since machinery has become cheaper relative to wage costs, many companies will look to install new productivity-boosting equipment in order to cut costs and become more efficient. Non-residential construction is expected to turn around in 2004 as firms need to build new space and the government's focus on renewing infrastructure boosts institutional investment spending.

                                                       103

2004 Ontario Budget

[A bar chart showing the annual growth in percent of both machinery and equipment investment and also commercial and industrial construction for 2000 through 2003 and including projections for 2004 to 2007.]

[A graph showing the ratio of Canadian debt to equity that demonstrates that business balance sheets are strong between 1988 and 2002.]

Corporate balance sheets are also strong and business debt-to-equity ratios have declined.  Corporate profits are forecast to grow by 5.8 per cent in 2004 and an average of 5.3 per cent over the period from 2005 to 2007.  Healthy balance sheets and favourable financing conditions will support a pickup in investment spending as business responds to increasing demand.

Investment will also be supported by competitive corporate income tax rates. The combined federal and provincial general corporate income tax rate in Ontario will be about 36 per cent in 2004
compared to the current average of about 40 per cent in the United States.   In addition to competitive
tax rates, employers in Ontario benefit from publicly funded health care, which is a major expense for employers in the United States.  U.S. manufacturing employers have a cost of about $2.13 US per hour per worker for health costs.

This Budget is proposing two important pro-investment tax reforms. The proposed gradual elimination of the capital tax would end a tax that does not exist in most other jurisdictions, and is seen as putting Ontario at a disadvantage in competing for investment. In addition, proposed capital cost allowance provisions would allow faster writeoffs on computer and data network infrastructure equipment.  These initiatives are vital for Ontario's competitiveness in a high-technology world. The government believes that Ontario's tax laws must provide the proper degree of encouragement.

Conditions that are good for business investment in general are also good for investment in research and development (R&D).  Industrial R&D aims to generate new products that will succeed in the marketplace. Industrial R&D also improves businesses' capacity to adopt new technologies and to innovate. The commercial benefits of industry investments in R&D translate to growth in jobs and incomes. Venture capital financing also plays a key role in the early success of companies with the potential for high growth in the most innovative business sectors.  Because of the knowledge and skills that follow, venture capital is crucial for bringing innovations to market.

                                                       104

                                                                                         Paper B: Ontario's Economy

A major challenge is to improve on the commercialization of ideas derived from R&D performed in
Ontario. Building on the province's strong scientific research base, the government will expand the focus of its innovation programs to enhance commercialization in Ontario's public research institutions. New funding will help these institutions gain better access to private capital. The Ontario
Government will work with the federal government to maximize Ontario's participation in the venture capital initiatives announced in the 2004 federal Budget. In addition, the Task Force on
Competitiveness, Productivity and Economic Progress will shift its next phase of research to include commercialization issues.

Investment in Innovation:  Industrial R&D and
Commercialization of Public Research
A major 2003 study by the Organization for Economic Co-operation and Development (OECD) on the sources of economic growth found a strong relationship between industrial R&D and growth in
GDP per capita among OECD countries, including Canada.

o    The latest provincial data indicate that a total of $10.3 billion was spent on all R&D in Ontario in 2001, or about 2.3 per cent of the province's GDP.  This R&D investment intensity matches the 2001 average for OECD countries.
o    Industry accounted for 70.9 per cent of Ontario's R&D expenditures in 2001, which is the highest proportion for all provinces and within range of the U.S. level of 73.3 per cent.
     Industry in neighbouring U.S. Great Lakes states, however, accounted for an average of 81.6 per cent of their total R&D spending.

Private capital investment also plays a major role in commercializing discoveries from public research institutions. The government is working to ensure that Ontario's high level of scientific output will reach its commercialization potential.

o    The government will refocus current innovation programs towards commercialization.  A new
     Ontario Research Commercialization Program will provide $27 million over four years in "proof of principle" funding to help public research institutions attract pre-seed investment.
o    The government will provide new funding to strengthen the ability of research institutions to access private capital.  Through the Ontario Commercialization Investment Funds program, the government will provide a maximum of $36 million to leverage up to $120 million in new pools of seed capital for spinoff technology companies created by faculty, staff and students
     (see Budget Paper C, Ontario's Revenue Plan, for details).

                                                       105

2004 Ontario Budget

The Economic Outlook and Ontario Revenues

Ontario's revenue outlook hinges on the province's economic performance. The economic assumptions that have been described and the measures proposed in this Budget underlie Ontario's revenue outlook.  Projected revenues are shown in the following table.

Revenue
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                       Interim                   Projection
                                                  -------------------------------------------------------------
                                                       2003-04     2004-05     2005-06      2006-07     2007-08
---------------------------------------------------------------------------------------------------------------
Taxation Revenue
     Personal Income Tax                                  17.8        18.8        19.9         21.1        22.4
     Retail Sales Tax                                     14.3        15.0        15.9         16.9        17.8
     Corporations Tax                                      7.2         8.3         8.6          8.9         9.2
     Ontario Health Premium                                0.0         1.6         2.4          2.5         2.6
     All Other Taxes                                       9.9        10.2        10.9         11.2        11.5
                                                  -------------------------------------------------------------
Total Taxation Revenue                                    49.2        54.0        57.7         60.6        63.5
Government of Canada                                      10.0        10.8        11.6         11.4        11.8
Income from Government Enterprises                         3.1         3.6         4.1          4.0         4.1
Other Non-Tax Revenue*                                     6.1        10.0         6.4          6.5         6.6
---------------------------------------------------------------------------------------------------------------
Total Revenue                                             68.3        78.4        79.9         82.5        86.0
---------------------------------------------------------------------------------------------------------------
Note:     Numbers may not add due to rounding.
*    Includes one-time revenue gain of $3.9 billion related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
Source: Ontario Ministry of Finance.
                                                  -------------------------------------------------------------

Ontario revenues are expected to total $78.4 billion in 2004-05--an increase of $10.1 billion from
2003-04. Over the next three fiscal years (including 2004-05), the average annual increase in total revenue that can be expected is $3.9 billion. This excludes the one-time electricity revenue gain in
2004-05 arising from the proposed elimination of the non-utility generator power purchase contracts liabilities.

Personal Income Tax (PIT) revenues are expected to grow, on average, by 6.0 per cent.  This is consistent with the forecast for growth in jobs, wages and incomes in the Ontario economy.  PIT revenues grow at a rate faster than incomes because of the progressive structure of the income tax system. This means that individuals with higher real incomes pay proportionately more tax.

Retail Sales Tax (RST) revenues are expected to increase by an average of 5.8 per cent.  This is

                                                       106

                                                                                         Paper B: Ontario's Economy

consistent with the forecast for increased prices and real consumer spending.

Corporations Tax, which includes the Corporate Income Tax, Capital Tax and Insurance Premiums
Tax, is anticipated to increase as corporate profits and investment spending grow. This revenue growth reflects the measures contained in the Fiscal Responsibility Act, 2003 and the measures proposed in this Budget.

Full details of the outlook for Ontario's revenues, including federal transfers and other non-tax revenues, are contained in Budget Paper A, Ontario's Finances.

If the economy is stronger or weaker than projected, Provincial revenues will also be stronger or weaker. The following table shows the estimated impact of a one percentage point change in real GDP growth.
Sensitivity of the Revenue Outlook to Changes in Economic
Assumptions
The following table shows the sensitivity of Ontario revenues to changes in forecast economic growth.

Cumulative Impact of Changes in Economic Assumptions on Ontario Revenues
($ Millions)
----------------------------------------------------------------------------------------------------------------
                                                                         Full Year     Full Year     Full Year
                                                                          2004-05       2005-06       2006-07
                                                                       ------------- ------------- -------------
Sustained 1 Percentage Point Higher Real GDP Growth                         580          1,220         1,925
---------------------------------------------------------------------  ------------- ------------- -------------
Note:    These are average estimates that could vary significantly depending on detailed composition of the divergence from the original forecast.
Source:  Ontario Ministry of Finance.

                                                       107

2004 Ontario Budget

The table below shows the Ministry of Finance's forecast for the Ontario economy through 2007.

The Ontario Economy, 2001 to 2007
-------------------------------------------------------------------------------------------------------------------------
                                                      Actual                                  Projected
                                         ---------------------------------  ---------------------------------------------
(Per Cent Change)                              2001       2002        2003        2004        2005        2006       2007
---------------------------------------- ---------- ----------  ----------  ---------- ----------- ----------- ----------
Real Gross Domestic Product                     1.8        3.6         1.3         2.3         3.2         3.3        3.4
     Personal consumption                       2.4        3.6         3.4         2.3         2.9         3.0        3.2
     Residential construction                   9.2        9.6         5.1         3.4        -1.4         2.7        3.2
     Non-residential construction              -6.4       -4.2        -4.2         1.2         3.4         3.5        4.0
     Machinery and equipment                   -0.1       -6.1         8.0         8.2         6.7         5.9        6.7
     Exports                                   -3.2        2.2        -1.2         2.6         4.4         4.0        3.9
     Imports                                   -5.5        2.9         3.2         3.3         4.3         4.3        4.2
Nominal Gross Domestic Product                  2.8        5.6         3.2         4.1         5.0         5.2        5.3
Other Economic Indicators
     Retail sales                               2.6        5.6         2.8         3.5         4.1         4.1        4.3
     Housing starts (000s)                     73.3       83.6        85.2        77.6        76.0        75.0       74.0
     Personal income                            3.6        3.5         2.3         3.4         4.5         4.8        4.9
     Wages and salaries*                        4.0        4.6         2.7         3.1         4.4         5.1        5.2
     Corporate profits                        -11.5       16.7         1.6         5.8         4.9         5.0        5.9
     Consumer Price Index                       3.1        2.0         2.7         1.9         2.1         1.9        1.8
Labour Market
     Employment                                 1.5        1.8         2.6         1.7         1.8         2.0        2.1
     Job creation (000s)                         91        105         161         104         114         132        140
     Unemployment rate (per cent)               6.3        7.1         7.0         6.7         6.5         6.2        5.9
---------------------------------------- ---------- ----------  ----------  ---------- ----------- ----------- ----------
* Includes supplementary labour income.
Sources:      Statistics Canada, Canada Mortgage and Housing Corporation, and Ontario Ministry of Finance.
                                         ---------- ----------  ----------  ---------- ----------- ----------- ----------

                                                       108